Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

January 10, 2013

Ethan Horowitz                                                                           VIA FACSIMILE AND EDGAR
Branch Chief
US Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
USA

Dear Ethan Horowitz:

RE: BONTAN CORPORATION INC. – Amendment # 1 to Form 20-F for fiscal year ended March 31, 2012 (file # 0-30314)

We refer to your letter of January 2, 2013

We have now filed Amendment # 1 to the Form F-20 for the fiscal year 2012 on EDGAR.

Our responses to your review comments are as follows in the same order:
1.	We have removed selected financial data relating to fiscal years 2010 and 2011 prepared under previous Canadian GAAP, as allowed per general instructions G of Form 20-F.
2.	We have removed the selected financial data under US GAAP for all the years.
3.	We have corrected the reference to item 18 instead of item 17.
4.	We have included amended report from independent accountant as suggested.
5.	Refer to our comments in 4 above.
6.
The estimates that we made in accordance with IFRSs at the date of transition to IFRSs were consistent with estimates made for the same date in accordance with previous GAAP. The transition from Canadian GAAP to IFRS had no significant impact on the consolidated statement of operations and comprehensive loss and changes in shareholders’ equity and cash flows statement as stated in Note 20 to the financial statements

7.	Carrying amounts were determined using full cost approach under the previous GAAP as indicated in Note 20 (iii) to the financial statements.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah

Kam Shah
Chief Executive Officer